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                            March 1, 2022

       Jon Venick , Esq.
       Partner
       DLA Piper LLP (US)
       1251 Avenue of the Americas
       New York, NY 10020

                                                        Re: OPTIBASE LTD
                                                            Schedule 14D-9/A
filed March 1, 2022
                                                            SEC File No.
5-58473

       Dear Mr. Venick :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your filing, unless otherwise indicated.

       Schedule 14D-9/A filed March 1, 2022

       Item 1. Subject Company Information , page 2

   1. We note the disclosure here that the Company has elected to delist the shares from the
                                                        TASE, effective April
13, 2022. Explain how this pending development factored into the
                                                        Board's analysis of the
Offer. If it was not considered, explain why.
       Item 4. The Solicitation or Recommendation, page 5

   2. On page 6, you disclose that before evaluating the Offer, the Board consulted with its
                                                        Special Committee which
undertook its own analysis of the Offer before making a
                                                        recommendation to the
Board. Revise to describe the Special Committee's analysis and how the Board analyzed
it in determining to remain neutral with respect to the Offer.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jon Venick , Esq.
DLA Piper LLP (US)
March 1, 2022
Page 2

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameJon Venick , Esq.                          Sincerely,
Comapany NameDLA Piper LLP (US)
                                                             Division of
Corporation Finance
March 1, 2022 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName